AMERICAN GENERAL LIFE INSURANCE COMPANY

INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

This Endorsement amends the Contract to which it is attached so that it may qualify as an Individual Retirement Annuity (“IRA”) under Section 408(b) of the Internal Revenue Code (“Code”) and the applicable Regulations for IRAs under that Section. In the event of any conflict between the terms of this Contract, including the terms of any other riders or endorsements to the Contract, and any sections of the Code applicable to Code Section 408(b) annuities, the Code will govern. The Company reserves the right to amend this Endorsement or the Contract to which it is attached at any time to conform to applicable changes in the Code or state insurance laws, and any rulings, regulations, or requirements promulgated thereunder. The Owner has the right to refuse to accept any such amendment; however, we shall not be held liable for any tax consequences incurred by the Owner as a result of such refusal. The Owner shall comply with the tax qualified plan provisions to prevent loss of the advantages of tax deferral and to prevent tax penalties. The Company is not liable for any tax or tax penalties paid by any party resulting from failure to comply with the Code and any rulings, regulations, and requirements thereunder relating to this Contract.

The effective date of this Endorsement is the Contract Date shown on the Contract Data Page. The Contract is amended as follows:

1.	Owner

The Owner, Annuitant and Payee shall be the same individual. The Owner, Annuitant and Payee cannot be changed, except as otherwise permitted under the Code and applicable regulations. All distributions made while the Owner is alive must be made to the Owner.

2.	Exclusive Benefit, Nonforfeitable, and NonTransferable

This Contract is established for the exclusive benefit of the Owner and his/her Beneficiary(ies). If this is an inherited IRA within the meaning of Code § 408(d)(3)(C) maintained for the benefit of a designated beneficiary of a deceased Owner, references in this Endorsement to the “Owner” are to the deceased Owner.

The interest of the Owner under this Contract shall be nonforfeitable except as provided by law.

This Contract is nontransferable by the Owner. This Contract may not be sold, assigned, discounted, pledged as collateral for a loan or as security for the performance of any obligation or for any other purpose, or otherwise transferred (other than a transfer incident to a divorce or separation instrument in accordance with Section 408(d)(6) of the Code) to any person other than to the Company.

3.	Maximum permissible annual contribution and restrictions on kinds of contributions

Contributions are subject to the Premium (“Purchase Payments”) restrictions shown on the Contract Data Page and provisions of the Contract to which this Endorsement is attached. If the Contract is a Single Premium Contract, no additional Premiums may be made to the Contract. This Contract does not require fixed premiums.

(a)	Maximum Permissible Amount

Except in the case of a rollover contribution (as permitted by Code§ 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3) and 457(e)(16)) or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP) as described in § 408(k), no contributions will be accepted unless they are in cash, and the total of such contributions shall not exceed $5,000 for any taxable year beginning in 2008 and years thereafter, except as described below.

After 2008, the limit will be adjusted by the Secretary of the Treasury for cost-of-living increases under Code § 219(b)(5)(D). Such adjustments will be in multiples of $500.

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(b)	In the case of an individual who is age 50 or older, the annual cash contribution limit is increased by $1,000 for any taxable year beginning in 2006 and years thereafter.

(c)

In addition to the amounts described in paragraphs (a) and (b) above, an individual may make additional contributions specifically authorized by statute – such as repayments of qualified reservist distributions, repayments of certain plan distributions made on account of a federally declared disaster and certain amounts received in connection with the Exxon Valdez litigation.

(d)

In addition to the amounts described in paragraphs (a) and (c) above, an individual who was a participant in a Code § 401(k) plan of a certain employer in bankruptcy described in Code § 219 (b)(5)(C) may contribute up to $3,000 for taxable years beginning after 2006 and before 2010 only. An individual who makes contributions under this paragraph (d) may not also make contributions under paragraph (b).

(e)

No contributions will be accepted under a SIMPLE IRA plan established by any employer pursuant to Code § 408(p). Also, no transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE IRA plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE IRA plan, prior to the expiration of the 2-year period beginning on the date the Owner first participated in that employer’s SIMPLE IRA plan.

(f)	If this is an inherited IRA within the meaning of Code § 408(d)(3)(C), no additional contributions will be accepted.

(g)

Any refund of contributions (other than those attributable to excess contributions) will be applied, before the close of the calendar year following the year of the refund, toward the payment of future contributions or the purchase of additional benefits.

4.	Distributions Before Death
(a)

Notwithstanding any provision of this IRA to the contrary, the distribution of the Owner’s interest in the IRA shall be made in accordance with the requirements of Code § 408(b)(3) and the regulations thereunder, the provisions of which are herein incorporated by reference. If distributions are not made in the form of an annuity on an irrevocable basis (except for acceleration), then distribution of the interest in the IRA (as determined in the subsection (c) of the section titled “Distribution Upon Death”) must satisfy the requirements of Code § 408(a)(6) and the regulations thereunder, rather than paragraphs (b), (c) and (d) below and as described in the section titled “Distributions Upon Death”.

(b)

The entire interest of the Owner for whose benefit the Contract is maintained will commence to be distributed no later than the first day of April following the calendar year in which such Owner attains age 70 1⁄2 (the “required beginning date”) over: (a) the life of such individual or the lives of such individual and his or her designated beneficiary or (b) a period certain not extending beyond the life expectancy of such individual or the joint and last survivor expectancy of such individual and his or her designated beneficiary. Payments must be made in periodic payments at intervals of no longer than 1 year and must be either nonincreasing or they may increase only as provided in Q&As-1 and -4 of § 1.401(a)(9)-6 of the Income Tax Regulations. In addition, any distribution must satisfy the incidental benefit requirements specified in Q&A-2 of § 1.401(a)(9)-6. If this is an inherited IRA within the meaning of Code § 408(d)(3)(C), this paragraph and paragraphs (c) and (d) below do not apply.

(c)	The distribution periods described in paragraph (b) above cannot exceed the periods specified in § 1.401(a)(9)-6 of the Income Tax Regulations.

(d)

The first required payment can be made as late as April 1 of the year following the year the individual attains age 70 1⁄2 and must be the payment that is required for one payment interval. The second payment need not be made until the end of the next payment interval (12/31 of the same year).

5.	Distributions Upon Death

Unless otherwise permitted under applicable law, upon the death of the Owner:

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(a)

Death On or After Required Distributions Commence. If the Owner dies on or after required distributions commence, the remaining portion of his or her interest will continue to be distributed under the Contract option chosen.

(b)	Death Before Required Distributions Commence. If the Owner dies before required distributions commence, his or her entire interest will be distributed at least as rapidly as follows:

(i)

If the designated beneficiary is someone other than the Owner’s surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the Owner’s death, over the remaining life expectancy of the designated beneficiary, with such life expectancy determined using the age of the beneficiary as of his or her birthday in the year following the year of the Owner’s death, or, if elected, in accordance with paragraph (b)(iii) below. If this is an inherited IRA within the meaning of Code § 408 (d)(3)(C) established for the benefit of a nonspouse designated beneficiary by a direct trustee-to-trustee transfer from a retirement plan of a deceased individual under Code § 402(c)(11), then, notwithstanding any election made by the deceased individual pursuant to the preceding sentence, the nonspouse designated beneficiary may elect to have distributions made under this paragraph (b)(i) if the transfer is made no later than the end of the year following the year of death.

(ii)

If the Owner’s sole designated beneficiary is the Owner’s surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the Owner’s death (or by the end of the calendar year in which the Owner would have attained age 70 1⁄2, if later), over such spouse’s life or over a period not extending beyond such spouse’s life expectancy, or, if elected, in accordance with paragraph (b)(iii) below. If the surviving spouse dies before required distributions commence to him or her, the remaining interest will be distributed, starting by the end of the calendar year following the calendar year of the spouse’s death, over the spouse’s designated beneficiary’s remaining life expectancy determined using such beneficiary’s age as of his or her birthday in the year following the death of the spouse, or, if elected, will be distributed in accordance with paragraph (b)(iii) below. If the surviving spouse dies after required distributions commence to him or her, any remaining interest will continue to be distributed under the Contract option chosen.

(iii)

If there is no designated beneficiary, or if applicable by operation of paragraph (b)(i) or (b)(ii) above, the entire interest will be distributed by the end of the calendar year containing the fifth anniversary of the Owner’s death (or of the spouse’s death in the case of the surviving spouse’s death before distributions are required to begin under paragraph (b)(ii) above).

(iv)

Life expectancy is determined using the Single Life Table in Q&A-1 of § 1.401(a)(9)-9 of the Income Tax Regulations. If distributions are being made to a surviving spouse as the sole designated beneficiary, such spouse’s remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse’s age in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table corresponding to the beneficiary’s age in the year specified in paragraph (b)(i) or (ii) and reduced by 1 for each subsequent year.

(c)

The “interest” in the IRA includes the amount of any outstanding rollover, transfer and recharacterization under Q&As-7 and -8 of § 1.408-8 of the Income Tax Regulations and the actuarial value of any other benefits provided under the IRA (prior to annuitization), such as guaranteed death benefits.

(d)

For purposes of paragraphs (a) and (b) above, required distributions are considered to commence on the Owner’s required beginning date or, if applicable, on the date distributions are required to begin to the surviving spouse under paragraph (b)(ii) above. However, if distributions start prior to the applicable date in the preceding sentence, on an irrevocable basis (except for acceleration) under an annuity contract meeting the requirements of § 1.401(a)(9)-6 of the Income Tax Regulations, then required distributions are considered to commence on the annuity starting date.

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(e)

If the sole designated beneficiary is the Owner’s surviving spouse, the spouse may elect to treat the IRA as his or her own IRA. This election will be deemed to have been made if such surviving spouse makes a contribution to the IRA or fails to take required distributions as a beneficiary.

(f)

The required minimum distributions payable to a designated beneficiary from this IRA may be withdrawn from another IRA the beneficiary holds from the same decedent in accordance with Q&A-9 of § 1.408-8 of the Income Tax Regulations.

6.	Periodic Reports

The Company shall furnish annual calendar year reports concerning the status of the annuity and such information concerning required minimum distributions as is prescribed by the Commissioner of Internal Revenue.

All other terms and conditions of the Contract remain unchanged.

Signed for the Company to be effective on the Contract Date.

AMERICAN GENERAL LIFE INSURANCE COMPANY

Julie Cotton Hearne	Kevin T. Hogan
Secretary	President

© American International Group, Inc. All Rights Reserved.

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